Exhibit 2.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES AND EXCHANGE ACT OF 1934

Stevanato Group S.p.A. (the “Company,” “we,” “us” and “our”) has the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary shares (without par value) (the “Ordinary Shares”)	STVN	New York Stock Exchange

The following description of our share capital and provisions of our Articles of Association are summaries and are qualified in their entirety by reference to the full text of the Articles of Association, which was filed as Exhibit 3.3 to our registration statement on Form F-1 (file no. 333-257204) filed with the Securities and Exchange Commission on July 7, 2021.

Applicable provisions

With its ordinary shares listed on the NYSE, the Company is subject to the provisions of the Italian Civil Code applicable to companies that are listed on a regulated market (società che fanno ricorso al mercato del capitale di rischio).

Form, Transfer of Shares and Voting Rights.

The share capital of the Company is equal to Euro 21,698,480.00 and is divided into 295,540,036 shares, broken down as follows: (a) 34,103,005 ordinary shares; and (b) 261,437,031 Class A shares. Only the ordinary shares are listed on the NYSE.

The share capital can also be increased by means of contributions in kind (including receivables) and by issuing different classes of shares, in compliance with the applicable provisions of law and of the articles of association.

The extraordinary shareholders’ meeting may grant the board of directors, pursuant to article 2443 of the Italian Civil Code, the power to increase the Company’s share capital, on one or more occasions, up to a certain amount and for a maximum period of five years from the date of the relevant resolution, as well as the power to issue convertible bonds, up to a certain amount and for a maximum period of five years from the date of the relevant resolution.

The shareholders’ pre-emption right on the newly issued ordinary shares may be excluded, pursuant to article 2441, paragraph 4, second sentence, of the Italian Civil Code, within the limit of 10 percent of the pre-existing share capital, provided that the issue price is equal to the market value of the ordinary shares and this is confirmed by a specific report by a statutory auditing firm or auditor.

The Company may also issue bonds and equity, as well as non-interest-bearing financial instruments, convertible or non-convertible into shares, warrants and other financial instruments in compliance with the applicable provisions of law and of the articles of association. The shares are not issued in form of share certificates, pursuant to article 2346, paragraph 1 of the Italian Civil Code, and are not subject to the dematerialization regime (regime di dematerializzazione) pursuant to article 83-bis et seq. of the Italian Financial Act (Testo Unico della Finanza). The exercise of shareholders’ rights is subject to the provisions of article 2355, paragraph 1, of the Italian Civil Code, unless otherwise provided in the articles of association.

The Company keeps the shareholders’ register (libro soci), in paper form or electronically, in accordance with the provisions of article 2215-bis of the Italian Civil Code and with the laws and regulations in force (the “Shareholders’ Register”).

The ordinary shares are transferred on the basis of the documentation or of the IT techniques customarily used by NYSE operators, in accordance with the U.S. laws and regulations and with the NYSE listing rules.

The board of directors is entitled to establish and maintain, by appointing a third-party company authorized to provide “transfer agency” services in relation to financial instruments traded on the NYSE and supervised by the competent U.S. Authorities (the “Transfer Agent & Registrar”), a paper and/or electronic register, in compliance with U.S. regulations (the “US Register”), in which the parties that hold direct ownership of ordinary shares and the related share transfers are recorded, with a subsequent corresponding entry in the Shareholders’ Register (the “Registered Shareholders”). As long as the U.S. Register is established, as a result of the trading of ordinary shares on the NYSE and only with respect to such shares, the registration of transfers in the U.S. Register constitutes a prerequisite for the regularity and validity of the subsequent corresponding entries in the Shareholders’ Register, without prejudice to the legal nature and relevance of the latter pursuant to Italian law.

The board of directors is entitled to establish procedures, by appointing a third-party providers or otherwise, for the identification of the persons who - as a consequence of the registration in the U.S. Register pursuant to applicable regulations of a single depository entity of the ordinary shares (the “Holder of Record”), as designated by the company responsible for the centralized management - hold indirect ownership of the ordinary shares (the “Beneficial Owners”) and are therefore entitled to indirectly exercise the corporate rights pertaining to them.

Only with respect to the ordinary shares:

(i)
all persons registered as legal owners of the ordinary shares in both the U.S. Register and the Shareholders’ Register, are entitled on their own right, by virtue of such registration, to exercise all corporate rights in the manner provided for by applicable law and the articles of association;
(ii)
all Beneficial Owners may exercise all corporate rights, including attendance and voting at shareholders’ meetings, (a) collectively, through the Holder of Record recorded in both the U.S. Register and the Shareholders’ Register or a person specifically appointed by such Holder of Record, or (b) individually, either through the Holder of Record or a person specifically appointed by such Holder of Record, or on its own subject to appropriate authorization and/or delegation by the Holder of Record, in compliance with all applicable statutory and regulatory provisions.

It is understood that the exercise of corporate rights by the Beneficial Owners, in the name of the Holder of Record, both collectively and individually, does not entail any obligation to update the U.S. Register and the Shareholders’ Register.

Ordinary shares are registered, indivisible, freely transferable and give their holders equal rights. In particular, each ordinary share grants the right to one vote at the ordinary and extraordinary shareholders’ meetings of the Company and the other administrative rights pertaining to shareholders pursuant to the law and the articles of association.

The Class A shares have the same characteristics and grant the shareholders the same rights as the ordinary shares, except that:

(i)
each Class A share entitles the holder to three votes pursuant to article 2351, paragraph 4, of the Italian Civil Code at the Company’s ordinary and extraordinary shareholders’ meetings;
(ii)
the Class A shares are automatically converted (without the need for a resolution by the special meeting of the shareholders holding Class A shares or by the shareholders’ meeting) into ordinary shares, at a ratio of one ordinary share for each Class A share, in the event of transfer to parties other than Mr. Sergio Stevanato and his heirs (collectively, the “Stevanato Family”), or other than companies or other entities controlled, including jointly, directly or indirectly, by one or more members of the Stevanato Family, or by trusts (or, alternatively, by the relevant trustees) set up by members of the Stevanato Family, provided that the relevant beneficiaries are (or may be) one or more members of the Stevanato Family; where “control” means the situation provided for in article 2359, paragraphs 1 and 2, of the Italian Civil Code;
(iii)
the Class A shares are convertible into ordinary shares, at a ratio of one ordinary share for each Class A share, in whole or in part and even in several tranches, at the simple request of each holder, to be submitted by means of a communication sent by registered letter, e-mail or any other means capable of providing proof of receipt to the chairman of the board of directors of the Company, with a copy to the chairman of the management control committee.

Under no circumstances may ordinary shares be converted into Class A shares.

The Company may issue Class A shares only in the event of: (a) capital increase by means of new cash contributions without exclusion or limitation of pre-emption rights; (b) capital increases without new contributions pursuant to article 2442 of the Italian Civil Code; and (c) mergers or spin-offs, in any event in combination with ordinary shares.

In the event of a share capital increase without exclusion of pre-emptive rights to be carried out through the issue of ordinary shares only, the right to subscribe to the newly issued ordinary shares is granted pro-rata to all shareholders in proportion to the number of shares (whether ordinary shares or Class A shares) held by each of them at the time of execution of the share capital increase.

In the event of a share capital increase by way of issuance of ordinary shares and Class A shares: (a) the percentage of newly issued ordinary shares and Class A shares must reflect the same proportion between ordinary shares and Class A shares as that current at the date of the relevant resolution; and (b) the newly issued ordinary shares and Class A shares must be offered for subscription to the individual shareholders pro-rata to the number of ordinary shares and Class A shares held by each of them at the time of execution of the capital increase, it being understood that if any Class A shares remain unsubscribed by holders of Class A shares at the end of the subscription period, pursuant to article 2441, paragraph 2, of the Italian Civil Code, such Class A shares may be subscribed as ordinary shares by parties other than the holders of Class A shares.

In the event the Company takes part in a merger or demerger transaction, the holders of Class A shares will be entitled to receive, in exchange for or in addition to the Class A shares held by them, shares having the same characteristics as the Class A shares, so far as legally permitted, unless otherwise resolved by a special meeting of the shareholders holding the Class A shares.

Dividends

Payment of any annual dividends by the Company may be made out of its distributable profits and reserves for each relevant year by resolution of the shareholders’ meeting. Pursuant to articles 2433 et seq. of the Civil Code and article 28 of the articles of association, the board of directors may authorize the distribution of interim dividends, subject to certain limitations. Dividend payments by the Company are made in Euro.

Annual dividends declared by us must be paid in compliance with applicable laws. Shareholders cannot be required to repay dividends that have been paid based on duly approved financial statements, if the shareholders collected such dividends in good faith. Dividends not collected within five years from the date they become payable are forfeited in the Company’s favor and are added to the reserves.

The payment of annual dividends is proposed by the board of directors and is subject to the approval by the shareholders at the annual general meeting. Before dividends are paid out, an amount equal to five percent of net distributable profits must be allocated to the Company’s legal reserve until such reserve is equal to at least one fifth of the nominal value of the Company’s issued share capital.

If the Company’s own funds are reduced to an amount lower than the Company’s share capital as a result of losses, dividends may not be paid until the share capital is reconstituted or reduced by the same amount as the existing own funds. If the conditions provided for by article 2433-bis of the Italian Civil Code are met, the board of directors may authorize, during the course of the financial year, the distribution of interim dividends, subject to certain limitations. The payment of dividends or interim dividends and other distributions to the shareholders is made within the terms and in the manner determined by the shareholders’ meeting or the board of directors that took the relevant resolution.

The board of directors determines the relevant date for identifying the Beneficial Owners entitled to receive payment of dividends, other distributions or assignments of rights to the shares held by the Holder of Record. Such date may be set at the same time as, before, or after, the date on which the dividend payment, distribution or assignment is resolved by the ordinary shareholders’ meeting or the board of directors.

Shareholders’ Meetings

Shareholders are entitled to attend and vote at shareholders’ meetings, provided that they are registered on the U.S. Register and the Shareholders’ Register as of the end (on New York’s time zone) of the 25th business day prior to each shareholders’ meeting or, in case such day is not a trading day, on the preceding day (the “Record Date”). Shareholders remain entitled to intervene and vote at the shareholders’ meetings even if they have transferred their shares after the Record Date. Moreover, the shareholders who are registered as such on the U.S. Register and the

Shareholders’ Register after the Record Date but before the general meeting’s date are deemed not to have attended or voted in favor of the resolutions passed by such meetings for the purposes of challenging the resolutions or exercising the right of withdrawal pursuant to articles 2377 and 2437 of the Italian Civil Code, respectively. It is understood that the Beneficial Owners who were such as of the Record Date and have obtained registration in both the US Register and the Shareholders’ Register between the Record Date and the date of the Shareholders’ Meeting, will be able to challenge the resolutions and exercise the right to withdraw pursuant to articles 2377 and 2437 of the Italian Civil Code, only by proving that they were Beneficial Owners of the shares at the time of the adoption of the relevant resolutions and did not vote in favor of such resolutions.

Ordinary Shareholders’ Meeting

The ordinary shareholders’ meeting may resolve upon all matters reserved to it by applicable law and by the articles of association.

The ordinary shareholders’ meeting is validly constituted and approves resolutions in first, second and any subsequent calls or, if so established in the Notice of Call, in a single call, with the quorums required by applicable law. For the purpose of calculating the applicable quorums, the number of votes pertaining to the shares and not the number of shares is taken into account.

The following table summarizes the quorums required to (a) have the ordinary shareholders’ meeting validly held and (b) resolve upon the concerned matter.

Ordinary shareholders’ meeting
	Quorum necessary to validly hold the meeting	Quorum to approve resolutions
First call	50%+1 of the overall votes relating to the shares issued by the Company	50%+1 of the overall votes relating to the shares held by the shareholders who attend the meeting
Second call	N/A	50%+1 of the overall votes relating to the shares held by the shareholders who attend the meeting
Subsequent calls	N/A	50%+1 of the overall votes relating to the shares held by the shareholders who attend the meeting
Single call	N/A	50%+1 of the overall votes relating to the shares held by the shareholders who attend the meeting

Extraordinary Shareholders’ Meeting

The extraordinary shareholders’ meeting resolves upon amendments to the articles of association, the appointment, replacement and powers of the liquidators and other matters reserved to it by applicable law.

The extraordinary shareholders’ meeting is validly constituted and approve resolutions in first, second and any subsequent calls or, if so established in the Notice of Call, in a single call, with the quorums required by applicable law. For the purpose of calculating the quorums, the number of votes pertaining to the shares and not the number of shares is taken into account.

The following table summarizes the majorities (quorum) required to (a) validly hold the ordinary shareholders’ meeting and (b) approve resolutions.

Extraordinary shareholders’ meeting
	Quorum necessary to validly hold the meeting	Quorum to approve resolutions
First call	50%+1 of the overall votes relating to the shares issued by the Company	Two thirds of the overall votes relating to the shares held by the shareholders who attend the meeting
Second call	More than one third of the overall votes relating to the shares issued by the Company	Two thirds of the overall votes relating to the shares held by the shareholders who attend the meeting
Subsequent calls	One fifth of the overall votes relating to the shares issued by the Company	Two thirds of the overall votes relating to the shares held by the shareholders who attend the meeting
Single call	One fifth of the overall votes relating to the shares issued by the Company	Two thirds of the overall votes relating to the shares held by the shareholders who attend the meeting

Right to Withdraw

Shareholders may exercise the right to withdraw from the Company in accordance with applicable law, with respect to all or part of their shareholding. Rights to withdraw are available to the shareholders who did not vote on or voted against resolutions relating to: (a) the extension of the term of the Company; or (b) the introduction or removal of limitations on share transfers.

For the purposes of the valid exercise of the right of withdrawal, the Beneficial Owners who exercise the right of withdrawal directly or through the Holder of Record, must prove that they were Beneficial Owners at the time of the adoption of the resolution from which the right of withdrawal arises and did not vote in favor of the such resolution.

The liquidation value of the shares is determined by reference to the arithmetic average of the closing prices during the six months preceding the publication of the Notice of Call for the meeting whose resolutions entitle the shareholders to withdraw.

Any agreement aimed at prohibiting or limiting the exercise of the right of withdrawal in the above cases would be null and void.

Corporate Governance of the Company

Pursuant to article 2409-sexiesdecies et seq. of the Italian Civil Code, the Company has adopted, a one-tier system of corporate governance (sistema monistico) according to which the management of the Company is carried out by the board of directors under the supervision of the management control committee (comitato per il controllo sulla gestione) set up within the board of directors.

Election, Removal and Remuneration of Directors.

The board of directors is elected by the ordinary shareholders’ meeting according to a slate voting system. Directors remain in office for the period established by the shareholders meetings at the time of election, which cannot exceed three financial years, and may be re-elected.

According to the procedure provided for by the articles of association, the right to submit a slate for the election of the members of the board of directors is reserved to shareholders who hold, individually or jointly with other submitting shareholders, shares representing at least five per cent of the overall voting rights pertaining to the shares issued by the Company, it being understood that each shareholder, or group acting in concert, may submit only one slate. The ownership of the number of shares necessary for the presentation of the slate is determined based on the records of the Shareholders’ Register and the U.S. Register on the date on which the slates are deposited at the registered office, and according to the Record Date.

Each shareholder can only vote for one slate of proposed directors, and such vote refers to the whole slate and, therefore, all the candidates indicated therein, without the possibility of variations, additions or exclusions.

The number of members of the board of directors is the same as the number of candidates indicated in the list that obtained the highest number of votes. The proposed directors indicated in the slate that obtained the highest number of votes is elected to the board of directors. If more than one slate has obtained the same number of votes, a second ballot is held during the same shareholders’ meeting; only the slate obtaining the same number of votes takes part in this second ballot.

In the event that, at the end of the voting, it is ascertained that one or more of the elected directors do not meet the relevant eligibility and integrity requirements, such candidates are excluded and, where necessary to ensure the correct composition of the board of directors, replaced in accordance with the following provisions.

In the event that, at the end of the voting, no directors are elected who meet the relevant independence, professional and expertise requirements, a number of candidates starting from the bottom of the slate must be excluded as is necessary to vacate the number of seats that are reserved to candidates who meet such requirements, to be appointed in accordance with the following provisions.

In the event that (a) no slates are submitted by the shareholders, (b) only one slate is submitted and this slate does not obtain the required majority of votes, (c) the number of elected directors is lower than nine, (d) only a number of directors, not the whole board, are to be appointed, or (e) it is not otherwise possible for any reason to appoint the board of directors following the above described procedure, the directors are appointed by the shareholders’ meeting without applying the slate voting mechanism, without prejudice to the obligation to ensure the correct composition of the board of directors and of the management control committee as required by law and the articles of association.

In the event that one or more directors cease to hold office during their term of office, the board of directors replace them with directors who meet the eligibility and integrity requirements and, where necessary to ensure the regular composition of the board of directors and of the management control committee, the independence, professional and expertise requirements provided by applicable law and the articles of association. To this end, the provisions of article 2386, paragraphs 1, 2 and 3, of the Italian Civil Code apply, without prejudice to the provisions of article 2409-octiesdecies, paragraph 4, of the Italian Civil Code and the provisions of the articles of association concerning the replacement of members of the management control committee.

If, following a director’s loss of the independence requirements and/or the independence and professional requirements set out in the articles of association, the board of directors and/or the management control committee are no longer compliant with the articles of association’s provisions, the director who no longer meets the aforementioned requirements must cease to be a director and be replaced.

The shareholders’ meeting establishes the compensation of the directors for their office as members of the board of directors, at the time of their appointment. The directors are also be entitled to reimbursement of expenses incurred in the performance of their duties.

The shareholders’ meeting may also determine an aggregate amount for the compensation of all directors, including those holding specific functions, to be allocated by the board of directors.

The board of directors may provide for additional compensation for the directors entrusted with specific functions, which may consist of a fixed part and a variable part, correlated to the achievement of certain objectives, or consist of the right to subscribe for ordinary shares or other financial instruments of the Company at a predetermined price.

Furthermore, the shareholders’ meeting establishes the fixed compensation of the chairman and the members of the control management committee for their entire term of office, at the time of their appointment. If the shareholders’ meeting does not do so, the compensation of the chairman and the members of the control management committee is established by the board of directors.

Liquidation.

The Company is wound up in the cases provided for by the Italian law.

In any case of winding-up of the Company, the extraordinary shareholders’ meeting determines the manner of liquidation and appoint one or more liquidators, determining their powers and remuneration, pursuant to article 2487 of the Italian Civil Code.

Shareholders agreements.

The shareholders’ agreements must be communicated to the Company and declared before each shareholders’ meeting. In case of failure to comply with these requirements, the voting rights attaching to the relevant shares cannot be exercised and any resolutions approved due to the favorable vote of such shares can be voided.

Material Differences in Italian law and our Articles of Association and Delaware Law

The provisions of the Italian Civil Code applicable to companies that are listed on a regulated market (società che fanno ricorso al mercato del capitale di rischio) differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Italian Civil Code applicable to companies that are listed on a regulated market (società che fanno ricorso al mercato del capitale di rischio) and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to the laws of the Republic of Italy and of the State of Delaware.

Items	Republic of Italy	State of Delaware
Preemptive Rights

Pursuant to Italian law, shareholders are entitled to subscribe for newly issued shares in proportion to their respective shareholdings.

Subject to certain conditions, such pre-emptive rights may be waived or limited by the articles of associations (up to 10 percent of the existing corporate capital) or by a resolution of the extraordinary shareholders’ meeting.

Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

In such event, the proposal concerning the issuance of new shares must be justified by the board of directors and the relevant subscription price must be determined based on the value of the consolidated net worth of the corporation. External auditors of the corporation must issue an opinion on the fairness of the newly issued shares’ subscription price.

Pre-emptive rights may also be limited with respect to newly issued shares when these are offered for subscription by employees of the corporation or its subsidiaries or parent companies.

Authority to Allot

The extraordinary shareholders’ meeting may increase the share capital and issue new shares (i) to be subscribed by the current shareholders or third parties for a consideration or (ii) by allotting the newly issued shares to the current shareholders for no consideration, provided, in such latter case, that there are sufficient available reserves to cover such newly issued shares, the share capital is covered by the existing own funds of the corporation.

The extraordinary shareholders’ meeting may delegate the power to increase the share capital of the corporation and/or issue new shares to the board of directors up to a specified amount and for a maximum period of 5 years since the date of such delegation.

Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

In case new shares are issued for cash consideration, the relevant resolution may be executed upon subscription of the new shares and payment of at least 25 per cent of their nominal value and the entire share premium by the subscribers.

Voting Rights	Generally, each shareholder is entitled to one vote for each share held by such shareholder at all shareholders’ meetings of the corporation.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.
The articles of association may provide that certain share classes carry no, limited, contingent or multiple (up to 3 votes per share) voting rights.

Shareholder Vote on Certain Transactions

Resolutions approving any merger or demerger of the corporation require the approval of the board of directors and the approval of the extraordinary shareholders’ meeting of the corporation (please refer to paragraph “Quorum” above for further details).

The articles of association may provide for other transactions to be subject to the authorization of the ordinary shareholders’ meeting of the corporation. In such event, unless otherwise provided by the articles of association, the relevant transaction must be approved with the favorable vote of the ordinary shareholders’ meeting (please refer to paragraph “Quorum” above for further details).

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•
the approval of the board of directors; and
•
approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Amendment of the Certificate of Incorporation	Certificate of incorporation is not a separate document from the articles of association and, as such, is not separately amended.

Under Delaware law, generally a corporation may amend its certificate of incorporation if:

•
its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability; and
•
the amendment is adopted by the affirmative votes of a majority (or greater percentage as may be specified by the corporation) of the outstanding shares entitled to vote on the amendment and a majority (or greater percentage as may be specified by the corporation) of the outstanding shares of each class or series of stock, if any, entitled to vote on the amendment as a class or series.

Amendment of By-Laws /Articles of Association

Under Italian law, the extraordinary shareholders’ meeting must resolve upon any amendments to the corporation’s articles of association, which amendments must also be filed with the Companies’ Register. The articles of association may provide for the board of directors’ power to carry out other amendments to the corporation’s articles of association, as to, inter alia, resolutions regarding the setting-up or closure of the corporation’s branch office, simplified mergers (e.g., a merger in which the merging corporation owns all or at least 90% of the share capital of the merged corporation), the indication of whom among the directors has the power to represent the corporation.

Under Delaware law, the stockholders entitled to vote have the power to adopt, amend or repeal By-Laws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

Upon each of the amendments to the corporation’s articles of association, the up-to-date version must be filed with the Companies’ Register.
Dissenters’ Rights of Appraisal

Mergers and demergers’ plans to be approved by the board of directors must be based on a fair shares’ exchange ratio, to be certified by independent experts, appointed by the court. Such experts must draw up a report on the fairness of the exchange ratio of the shares, stating: a) the method or methods followed in determining the proposed exchange ratio and the values resulting from the application of each such method or methods; b) any valuation difficulties; and c) an opinion on the appropriateness of the methods followed to determine the exchange ratio and the relevant importance attributed to each in determining the value adopted.

Appraisal rights are available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.